UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 27)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

55 Hudson Yards, 28th Floor

New York, New York 10001

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 21 Pages)

CUSIP NO. 141743104	13D	Page 2 of 21

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 3 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		15,598,476
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		15,598,476

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,598,476
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.1%
(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 4 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Associates, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		15,598,476
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		15,598,476

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,598,476
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.1%
(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 5 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Hybrid Offshore Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		15,598,476
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		15,598,476

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,598,476
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.1%
(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 6 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Hybrid Offshore GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		15,598,476
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		15,598,476

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,598,476
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.1%
(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		15,598,476
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		15,598,476

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
15,598,476
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
10.1%
(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 8 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Partners Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		17,508,725
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		17,508,725

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
17,508,725
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
11.2%
(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 9 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Partners Management GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		17,508,725
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		17,508,725

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
17,508,725
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
11.2%
(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 10 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Partners Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		17,508,725
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		17,508,725

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
17,508,725
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
11.2%
(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Partners L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		17,508,725
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		17,508,725

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
17,508,725
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
11.2%
(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 12 of 21

(1)	NAME OF REPORTING PERSON
HealthCor Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		17,508,725
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		17,508,725

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
17,508,725
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
11.2%
(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 13 of 21

(1)	NAME OF REPORTING PERSON
Jeffrey C. Lightcap
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		16,025,998
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		17,508,725
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		16,025,998
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		17,508,725

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
33,534,723
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
19.4%
(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 21

(1)	NAME OF REPORTING PERSON
Arthur Cohen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		3,181,361
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		33,107,201
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		3,181,361
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		33,107,201

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
36,288,562
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
20.7%
(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 21

(1)	NAME OF REPORTING PERSON
Joseph Healey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		2,344,506
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		33,307,201
OWNED BY	(9)	SOLE DISPOSITIVE POWER
EACH		2,344,506
REPORTING	(10)	SHARED DISPOSITIVE POWER
PERSON WITH		33,307,201

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
35,451,707
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
20.8%
(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 16 of 21

This Amendment No. 27 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014, Amendment No. 10 filed January 6, 2015, Amendment No. 11 filed February 20, 2015, Amendment No. 12 filed April 12, 2015, Amendment No. 13 filed July 6, 2015, Amendment No. 14 filed October 2, 2015, Amendment No. 15 filed January 4, 2016, Amendment No. 16 filed April 6, 2016, Amendment No. 17 filed July 1, 2016, Amendment No. 18 filed October 3, 2016, Amendment No. 19 filed January 3, 2017, Amendment No. 20 filed April 3, 2017, Amendment No. 21 filed July 5, 2017, Amendment No. 22 filed October 2, 2017, Amendment No. 23 filed January 3, 2018, Amendment No. 24 filed February 28, 2018, Amendment No. 25 filed July 17, 2018 and Amendment No. 26 filed January 3, 2019 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting (a) the payment of interest in kind with respect to the 2014 Notes, the 2015 Notes, the 2018 Notes and the Tenth Amendment Notes on March 31, 2019, and (b) the purchase of an additional Note by one Reporting Person pursuant to the Twelfth Amendment (as defined in, and as described in more detail in, Item 6 below). Amounts reported herein also include interest payable in kind on June 30, 2019 with respect to the 2014 Notes, the 2015 Notes, the 2018 Notes, the Tenth Amendment Notes and the Twelfth Amendment Notes (as defined below) because the scheduled interest payment date falls within 60 days of the date of this Amendment.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 54,659,066 shares of Common Stock, representing (i) 1,692,969 shares of Common Stock that may be acquired upon conversion of the Twelfth Amendment Notes (including interest payable in kind through June 30, 2019), (ii) 5,630,750 shares of Common Stock that may be acquired upon conversion of the Tenth Amendment Notes (including interest paid or payable in kind through June 30, 2019), (iii) 5,904,523 shares of Common Stock that may be acquired upon conversion of the 2018 Notes (including interest paid or payable in kind through June 30, 2019), (iv) 10,252,222 shares of Common Stock that may be acquired upon conversion of the 2015 Notes (including interest paid or payable in kind through June 30, 2019), (v) 24,199,693 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid or payable in kind through June 30, 2019), (vi) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants, (vii) 1,916,409 shares of Common Stock that may be acquired upon exercise of the 2015 Warrants, (viii) 1,000,000 shares of Common Stock that may be acquired upon exercise of the Sixth Amendment Warrants and (ix) 62,500 shares of Common Stock that may be acquired upon exercise of the 2018 Warrants (the 2014 Warrants, the 2015 Warrants, the Sixth Amendment Warrants and the 2018 Warrants together, the “Warrants”). This aggregate amount represents approximately 28.2% of the Issuer’s outstanding common stock, based upon 139,380,748 shares outstanding as of March 29, 2019, as reported in the Issuer’s Amendment No. 1 to Annual Report on Form 10-K/A, and gives effect to the conversion of all 2014 Notes, 2015 Notes, 2018 Notes, Tenth Amendment Notes and Twelfth Amendment Notes held by the Reporting Persons into Common Stock and the exercise of all Warrants held by the Reporting Persons. As described in more detail under Item 6, effective July 10, 2018, the 2011 Notes and the 2012 Notes are no longer convertible into shares of Common Stock, and the 2011 Warrants were cancelled.

CUSIP NO. 141743104	13D	Page 17 of 21

Of the amount beneficially owned by the Reporting Persons:

(i) HCP Fund is the beneficial owner of (A) 3,292,124 shares of Common Stock underlying the current principal amount of the 2015 Note issued to it (including interest paid or payable in kind through June 30, 2019), (B) 11,272,217 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid or payable in kind through June 30, 2019), (C) 465,800 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (D) 615,384 shares of Common Stock that it has a right to acquire upon exercise of its 2015 Warrant, and (E) 1,863,200 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 12,927,476 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid or payable in kind through June 30, 2019), (B) 534,200 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, and (C) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by HCP Fund. In addition, Mr. Lightcap is the beneficial owner of (A) 1,692,969 shares of Common Stock underlying the principal amount of the Twelfth Amendment Note purchased by him under the Twelfth Amendment (including interest payable in kind through June 30, 2019); (B) 5,630,750 shares of Common Stock underlying the current principal amount of the Tenth Amendment Note purchased by him pursuant to the Tenth Amendment (including interest paid or payable in kind through June 30, 2019); (C) 5,904,523 shares of Common Stock underlying the current principal amount of the 2018 Note purchased by him under the Eighth Amendment (including interest paid or payable in kind through June 30, 2019), (D) 2,304,487 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid or payable in kind through June 30, 2019), (E) 62,500 shares of Common Stock that he has a right to acquire upon exercise of his 2018 Warrant and (F) 430,769 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant;

CUSIP NO. 141743104	13D	Page 18 of 21

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of (A) 2,680,336 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid or payable in kind through June 30, 2019) and (B) 501,025 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant; and

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of (A) 1,975,275 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid or payable in kind through June 30, 2019) and (B) 369,231 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)          The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)          On March 31, 2019, the Issuer paid in-kind interest on the 2014 Notes in the principal amounts of $109,973 and $126,122 to the HCP Fund and Hybrid Fund, respectively. On the same date, the Issuer paid in-kind interest on the 2015 Notes in the principal amounts of $51,876, $36,313, $42,236 and $31,126 to HCP Fund, Mr. Lightcap, Mr. Cohen and Mr. Healey, respectively, and paid in-kind interest on the 2018 Notes and the Tenth Amendment Notes in the principal amount of $8,946 and $8,531, respectively, to Mr. Lightcap. Except as set forth in the previous sentence and except for as set forth in Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On March 27, 2019, the Issuer entered into an Eleventh Amendment to Note and Warrant Purchase Agreement with the Majority Holders (the “Eleventh Amendment”), pursuant to which (i) the requirement that the Issuer maintain a minimum cash balance of $2,000,000 was eliminated and (ii) any breaches of the requirement to maintain such minimum cash balance that occurred on or prior to the date of the Eleventh Amendment were waived.

On May 15, 2019, the Issuer, Mr. Lightcap, and the Majority Holders (for purposes of approving the transactions) entered into the Twelfth Amendment to Note and Warrant Purchase Agreement (the “Twelfth Amendment”), pursuant to which the Issuer sold and issued to Mr. Lightcap, for a purchase price of $50,000 in cash, additional notes in principal amount of $50,000, with a conversion price per share equal to $0.03 (subject to adjustment as described therein) and a maturity date of May 14, 2029 (the “Twelfth Amendment Notes”).

CUSIP NO. 141743104	13D	Page 19 of 21

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

53	Eleventh Amendment to Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.27 to the Issuer’s Current Report on Form 8-K filed April 2, 2019).

54	Twelfth Amendment to Note and Warrant Purchase Agreement

55	Twelfth Amendment Note

CUSIP NO. 141743104	13D	Page 20 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2019

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

CUSIP NO. 141743104	13D	Page 21 of 21

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS L.P., for itself and as general
partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS GP, LLC

By:	/s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen